Exhibit 99.2
PRESS RELEASE
Veolia Environnement and Total Team Up
to Build and Operate A Used Oil Recycling Plant in France
Paris, November 30, 2006 — Veolia Environnement and Total announce the creation of Osilub, a joint venture to develop a sustainable used motor oil recycling business.
As part of this initiative, Osilub will build a 120,000-metric-ton-per-year plant in Grand-Quevilly in the autonomous port zone of Rouen, France, to re-refine used motor oil into reusable petroleum products, including base stock of the same high quality as virgin oil. The
€50-million facility is scheduled to come on stream in 2008.
The project is in line with the sustainable development programs of Veolia Environnement and Total and will help to efficiently manage product life cycles and promote the conservation of natural resources.
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Veolia Environnement is the world’s leading provider of environmental services. With a global presence and a workforce of 300,000 employees, it delivers custom water, waste, energy and passenger transportation management solutions to local authorities and companies. In 2005, Veolia Environnement reported revenue of €25.2 billion. www.veolia.com
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Press contacts :
Veolia Environnement:
Florence Vanin + 33 1 71 75 06 98 – florence.vanin@veolia.com
Clément Leveaux + 33 1 34 97 24 89 – cleveaux@sarpindustries.fr
Total:
Philippe Gateau + 33 1 47 44 47 05 – philippe.gateau@total.com